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                               June 28, 2024

       Blaise A. Coleman
       Chief Executive Officer
       Endo, Inc.
       1400 Atwater Drive
       Malvern, PA 19355

                                                        Re: Endo, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted June 14,
2024
                                                            CIK No. 0002008861

       Dear Blaise A. Coleman:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Management
       Our Executive Officers and Board of Directors, page 142

   1. For each director listed in this section, please describe the qualifications, attributes or skills that led to the
conclusion that they should serve as a director. Refer to Item 401 of
                                                        Regulation S-K for
guidance.
       Sale Price History of our Common Stock, page 179

   2. We note your response to prior comment 25 and revised disclosure. Please further revise to briefly describe how
the reference price for the opening public trading price of your shares of common stock
on the NYSE would be determined.
 Blaise A. Coleman
FirstName
Endo, Inc. LastNameBlaise A. Coleman
Comapany
June       NameEndo, Inc.
     28, 2024
June 28,
Page 2 2024 Page 2
FirstName LastName
General

3. We note your response to prior comment 26 including your statement acknowledging your undertaking pursuant to Item 512(a)(1)(iii) of Regulation S-K to file a post-effective amendment to this registration statement upon a material change in the plan of distribution. Please also confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.
       Please contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Michael J. Zeidel, Esq.